Exhibit 99.1

Polestar 3 is the SUV for the electric age

○	Polestar 3 is the company’s first SUV, and its first car planned to be produced on two continents

○	Unique design language inspired by Polestar Precept makes production debut

○	Fully electric 5-seat SUV produces up to 380 kW (517 hp) and 910 Nm (671 lb-ft)

○	Very high level of standard equipment available at launch; priced from USD 83,900[1]

GOTHENBURG, SWEDEN – 12 October 2022. Polestar cars (Nasdaq: PSNY) officially reveals the Polestar 3 electric performance SUV. Scandinavian minimalism and purity work together with the key ingredients of a sport utility vehicle, defining the SUV for the electric age.

“Polestar 3 is a powerful electric SUV that appeals to the senses with a distinct, Scandinavian design and excellent driving dynamics,” said Thomas Ingenlath, Polestar CEO. “It takes our manufacturing footprint to the next level, bringing Polestar production to the United States. We are proud and excited to expand our portfolio as we continue our rapid growth.”

Polestar 3 premieres a new aerodynamic profile where strong focus has been placed on retaining the hallmarks of an SUV, including a powerful and wide stance. Materials used inside the car have been selected for their sustainability credentials while raising premium aesthetics and luxury tactility. In line with Polestar’s commitment to transparency, a complete life-cycle assessment (LCA) will be completed when production begins. Subsequent assessments will follow through its life cycle and work will continue to constantly find ways of reducing its carbon footprint.

Polestar 3 is the first car from Polestar to feature centralized computing with the NVIDIA DRIVE core computer, running software from Volvo Cars. The infotainment system is powered by a next-generation Snapdragon Cockpit Platform from Qualcomm Technologies, Inc. Android Automotive OS is the in-car operating system, co-developed with Google and fronted by a 14.5-inch center display. Over-the-air (OTA) updates are included to allow for continuous software improvement and the introduction of new features without the need to visit a service point.

Polestar 3 carries next-generation advanced active and passive safety technology from Volvo Cars as part of its DNA. Further collaborations with industry-leading safety technology partners like Zenseact, Luminar and Smart Eye, provide Polestar 3 with cutting-edge ADAS (Advanced Driver Assistance System) technology that integrates seamlessly thanks to the centralized computing power.

Polestar 3 launches with a dual-motor configuration and a power bias towards the rear. With the optional Performance Pack, total output is 380 kW (517 hp) and 910 Nm (671 lb-ft). Advanced chassis control is provided by dual-chamber air suspension and active dampers as standard.

A 111 kWh battery pack provides Polestar 3 with generous driving range of up to 300 miles (EPA, preliminary). A heat pump is included as standard, and the car is equipped for bidirectional charging, enabling future potential for vehicle-to-grid and plug-and-charge capabilities.

The list of standard equipment in Polestar 3 is extensive, with few options for easy configuration and simplified production logistics. The Plus Pack and Pilot Pack are fitted as standard for the first model year and include a raft of premium, luxury and convenience features. From the second quarter of 2023, an additional Pilot Pack with LiDAR from Luminar will be available to order, enabling enhanced 3D scanning of the car’s surroundings in greater detail and helping to prepare the car for autonomous driving.

Polestar 3 is the first car out on a new all-electric technology base developed by and shared with Volvo Cars. Production for initial launch markets[3] is planned to begin in Volvo Cars’ facility in Chengdu, China, in an incremental ramp-up phase[3] from mid-2023, with first deliveries expected in the fourth quarter of 2023.

Additional manufacturing at Volvo Cars’ Ridgeville, South Carolina facility in the United States is expected to follow towards the middle of 2024 – from which point supply to North America and other markets is planned to switch from China to the USA. Initial deliveries from this factory are expected around the middle of 2024.

At launch, the Polestar 3 Long range Dual motor is available with an indicative launch price of USD 83,900[1]. Orders are now being taken in all initial launch markets[3] with full specification available at Polestar.com/polestar-3.

Notes to editors:

1.	Based on retail price in United States excluding taxes.

2.	Official energy consumption and range certification data is pending and will be released in 2023.

3.	Expected market availability as follows:

○	Initial launch markets with deliveries expected from Q4 2023: North America, Europe, China

○	Secondary launch markets with deliveries expected in 2024 (exact timing is not finalised): Asia Pacific, Middle East

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About Polestar

Polestar Automotive Holding UK PLC (Nasdaq: PSNY) (“Polestar”) is a Swedish premium electric vehicle manufacturer. Founded by Volvo Car AB (publ.) (together with its subsidiaries, “Volvo Cars”) and Zhejiang Geely Holding Group Co., Ltd (“Geely”), in 2017, Polestar enjoys specific technological and engineering synergies with Volvo Cars and benefits from significant economies of scale as a result.

Polestar is headquartered in Gothenburg, Sweden, and its vehicles are currently available and on the road in markets across Europe, North America, China and Asia Pacific. By 2023, the company plans that its cars will be available in an aggregate of 30 markets. Polestar cars are currently manufactured in China, with additional future manufacturing planned in the USA.

In the US, the local Polestar office is located in the New York metro area, in Mahwah, New Jersey. Polestar Spaces have been opened in Los Angeles, the San Francisco Bay Area, and Orange County, Calif.; New York City; Denver, Colorado; Boston; Central and Southern New Jersey; Dallas and Austin, Texas; Detroit; Minneapolis; Phoenix; Seattle; Atlanta; Charlotte, North Carolina; Connecticut; South Florida; and Washington D.C., with more to follow in Central California, the Pacific Northwest, and Hawaii.

Polestar has produced two electric performance cars. The Polestar 1 was built between 2019 and 2021 as a low-volume electric performance hybrid GT with a carbon fiber body, 619 hp, 738 lb-ft of torque, and an electric-only range of 52 miles (EPA) – the longest of any hybrid car in the world.

The Polestar 2 electric performance fastback is the company’s first fully electric, high-volume car. The Polestar 2 model range includes three variants with a combination of long- and standard range batteries as large as 78 kWh, and dual- and single-motor powertrains with as much as 476 hp and 502 lb-ft of torque.

From 2022, Polestar plans to launch one new electric vehicle per year, starting with Polestar 3 – the company’s first electric performance SUV which launched in October 2022. Polestar 4 is expected to follow in 2023, a smaller electric performance SUV coupe.

In 2024, the Polestar 5 electric performance 4-door GT is planned to be launched as the production evolution of Polestar Precept – the manifesto concept car that Polestar released in 2020 that showcases the brand’s future vision in terms of design, technology, and sustainability. As the company seeks to reduce its climate impact with every new model, Polestar aims to produce a truly climate-neutral car by 2030.

In March 2022, Polestar revealed its second concept car, an electric performance roadster which builds on the design, technology and sustainability ambitions laid out by Precept and showcases the brand’s vision for future sports cars. The hard-top convertible presents an evolution of the unique design language first shown by Precept and emphasises a dynamic driving experience. The concept further develops the focus on sustainability and technology, aiming towards greater circularity. Polestar confirmed in August 2022 that a version of the concept will be produced as the Polestar 6 electric performance roadster, with launch expected in 2026.

Forward-Looking Statements

Certain statements in this press release (“Press Release”) may be considered “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or the future financial or operating performance of Polestar. For example, projections of revenue, volumes and other financial or operating metrics are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential”, “forecast”, “plan”, “seek”, “future”, “propose” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Polestar and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) Polestar’s ability to maintain agreements or partnerships with its strategic partners Volvo Cars and Geely and to develop new agreements or partnerships; (2) Polestar’s ability to maintain relationships with its existing suppliers, and source new suppliers for its critical components, and to complete building out its supply chain, while effectively managing the risks due to such relationships; (3) Polestar’s reliance on its partnerships with vehicle charging networks to provide charging solutions for its vehicles and its strategic partners for servicing its vehicles and their integrated software; (4) Polestar’s reliance on its partners to manufacture vehicles at a high volume, some of which have limited experience in producing electric vehicles, and on the allocation of sufficient production capacity to Polestar by its partners in order for Polestar to be able to increase its vehicle production capacities; (5) competition, the ability of Polestar to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (6) Polestar’s estimates of expenses and profitability; (7) increases in costs, disruption of supply or shortage of materials, in particular for lithium-ion cells or semiconductors; (8) the possibility that Polestar may be adversely affected by other economic, business, and/or competitive factors; (9) the effects of competition and the high barriers to entry in the automotive industry, and the pace and depth of electric vehicle adoption generally on Polestar’s future business; (10) changes in regulatory requirements, governmental incentives and fuel and energy prices; (11) the outcome of any legal proceedings that may be instituted against Polestar or others; (12) the ability to meet stock exchange listing standards; (13) risks associated with changes in applicable laws or regulations and with Polestar’s international operations; (14) Polestar’s ability to establish its brand and capture additional market share, and the risks associated with negative press or reputational harm, including from lithium-ion battery cells catching fire or venting smoke; (15) delays in the design, manufacture, launch and financing of Polestar’s vehicles and Polestar’s reliance on a limited number of vehicle models to generate revenues; (16) Polestar’s ability to continuously and rapidly innovate, develop and market new products; (17) risks related to future market adoption of Polestar’s offerings; (18) risks related to Polestar’s distribution model; (19) the impact of the global COVID-19 pandemic, inflation, interest rate changes, the ongoing conflict between Ukraine and Russia, supply chain disruptions and logistical constraints on Polestar, Polestar’s projected results of operations, financial performance or other financial and operational metrics, or on any of the foregoing risks; and (20) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Polestar’s Form 20-F, and other documents filed, or to be filed, with the SEC by Polestar. There may be additional risks that Polestar presently does not know or that Polestar currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Nothing in this Press Release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Polestar assumes no obligation to update these forward-looking statements, even if new information becomes available in the future.